September 30, 2024

Victor G. Dodig
Chief Executive Officer
Canadian Imperial Bank of Commerce
81 Bay Street, CIBC Square
Toronto, Ontario, Canada M5J 0E7

       Re: Canadian Imperial Bank of Commerce
           Registration Statement on Form F-3
           Filed September 24, 2024
           File No. 333-282307
Dear Victor G. Dodig:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Susan Rabinowitz, Esq.